Life Nutrition Products, Inc.
121 Monmouth Street, Suite A
Red Bank, NJ 07701

Ms. Dana Hartz, Staff Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

2/19/2010

Re: Life Nutrition Products, Inc. Item 4.01 Form 8-K filed January 29, 2010 File No. 001-34274

Dear Ms. Hartz,

In response to your comment letter dated February 16, 2010, we are electronically filing our correspondence letter addressing the following comments on Form 8-K:

Your Comment 1: Please amend your filing to include the correct notification/resignation date (January 25, 2010) and to include the engagement date of your new auditors (January 27, 2010). In addition, the Date of Report on the cover of Form 8-K should be the date Bagell, Josephs, Levine & Company, LLC resigned (January 25, 2010) and not the date that the 8-K was filed.

Your Comment 2: Please revise paragraph four of your filing to define the subsequent period to be through January 25, 2010, the date that the prior auditors resigned, and not January 29, 2010.

Your Comment 3: Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Bagell, Josephs, Levine & Company, LLC, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

Our Response: Please be advised the Company acknowledges the above comments by Securities and Exchange Commission and will file an amended Form 8-K with the requested corrections.

Life Nutrition Products, Inc. ("the Company") acknowledges the following:

-The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
 -Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
-The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Life Nutrition Products, Inc.

Michael M. Salerno
President